Mail Stop 0309

									September 22, 2005

James B. Parsons, Esq.
Parsons Law Firm
10900 NE 4th St. - Suite 2070
Bellevue, Washington  98004


Re:  	Celtic Cross Ltd.
Amendment No. 2 to Form SB-2 Registration Statement
	File No. 333-123774


Dear Mr. Parsons:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments Applicable to the Entire Prospectus
1. We note that you filed both a PDF and a typed version of
Exhibit
10.2. We are unable, however, to read either of them. The PDF is too smeared to be fully legible, and the ordinary version, while identified as an exhibit, does not appear to actually have been
filed.  Please refile a legible version of the exhibit.   We may
have
additional comments after we review it.




Prospectus Summary
2. The revisions you made in response to comment 4 in our last letter
still do not fully answer the questions we raised. Instead of referring to a "unit of timeshare" you now refer to "points."
From
what we can ascertain from Exhibit 10.2, it appears that the
"points"
you purchased are for a specific property - the Grand Desert
Resort
in Las Vegas. However, in the filing you say that the points are "redeemable" at numerous resort locations around the world. In addition, the document says that you purchased 315,000 points rather than the 300,000 discussed in the filing. Also, there does not appear to be any mention of the 300,000 incentive points you refer
to.   You need to provide a more complete description of how the points work. Among other things, you need to clearly explain what each point entitles you to.

* How many points, for example, does it take to rent a space at this resort for a week?

* Does it vary by season?

* If you can use the points at different resorts, do different resorts have different point values?

* Do the points expire or can they be carried over from one year to
the next?
3. Please refer to comment 5 in our last letter. Your document is still unclear on how you will earn revenues based on these "points."
Please include a hypothetical example showing how you will
generate
revenue from the points.   Your disclosure states that you are in
the
business of providing "timeshare rentals and sales." Are you reselling any of your timeshare points? Or do you earn revenue from converting your points into rooms at the resort and renting the room to customers? Also, expand the discussion of booking fees to discuss the ranges of fees you will earn from these transactions and your revenues to date.
4. In comment 5 we also asked you to briefly describe your agreements with Fairfield Resorts, cruises, hotels, or car rental companies in your summary and describe them more fully in the discussion of your business. If you do not have agreements with these types of companies, we asked you to please explain how you will provide these services/accommodations to users of your website. You do not appear to have responded to this comment, so we are hereby reissuing it.



Risk Factors - page 5

The travel and timeshare industry is highly competitive, and we are at a disadvantage since many of our competitors are better funded.
5. The information in this risk factor seems to relate only to the travel agency industry. Please expand it to include a discussion of the competition you face in the timeshare industry.
Description of Business - page 18
6. Please provide a more expansive discussion of the competitive business conditions that you expect to experience as you begin operations. Your current discussion is so vague that it applies to every company in every industry. You need to discuss, for each of your segments, your competitive position in the industry and the methods of competition you will employ. Your revised disclosure should also explain why you believe you can successfully compete in the competitive environments you describe. That is, why do you believe that you can compete successfully against "established companies with significantly greater financial, marketing, research and development, personnel, and other resources."

Audited Financial Statements, page 27

Notes to Financial Statements, page 35

Intangible Asset and Long-term Liabilities, page 34
7. Refer to your response to comment 14. Given that the asset purchased provides access to the properties limited to the value of the number of points purchased, please disclose the number of points acquired and the number of days/weeks in each annual period that are available to you to use in the rental packages.



*	*	*	*	*




 	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.


      You may contact Keira Ino at (202) 551-3659 or James
Atkinson
at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Mary
Fraser
at (202) 551-3609, or me at (202) 551-3710 with any other
questions.


								Sincerely,




								Jeffrey P. Riedler
								Assistant Director




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James B. Parsons, Esq.
Celtic Cross Ltd.
September 22, 2005
Page 4